UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Majorel Group Luxembourg S.A.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Luxembourg

(Jurisdiction of Subject Company’s Incorporation or Organization)

Teleperformance SE

(Name of Person(s) Furnishing Form)

Ordinary shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Ralf Süllwald

Majorel Group Luxembourg S.A.

18, boulevard de Kockelscheuer

L-1821 Luxembourg

Tel: +352 27 86 16 85

with a copy to:

Teri O’Brien

Chief Legal and Compliance Officer

21-25 rue Balzac

75008 Paris, France

Tel: +33 (0)1 53 83 59 00

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 11, 2023

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form CB:

Exhibit Number

99.1	Offer Document, dated August 11, 2023.

99.2	Press Release of Teleperformance SE, dated August 11, 2023.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following documents are attached as exhibits to this Form CB:

99.3	Press Release of Teleperformance SE, dated May 23, 2023.

99.4	Press Release of Teleperformance SE, dated April 26, 2023.

99.5	Investor Presentation, dated April 26, 2023.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Teleperformance SE submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated August 14, 2023.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Teleperformance SE

/s/ Olivier Rigaudy
Name:	Olivier Rigaudy
Title:	Deputy Chief Executive Officer

Date: August 14, 2023